EX-4.9                                                        LETTER AGREEMENT

                           Sonic Jet Performance, Inc.
                          11782 Western Avenue, Unit 18
                            Stanton, California 90680
                                  (714) 895-0944

April 15, 2003


Frank Kavanaugh
Ashford Capital
65 Enterprise
Aliso Viejo, CA 92656

Dear Mr. Kavanaugh:

This letter confirms the agreement between the parties, Ashford Capital and Sonic Jet Performance, Inc. (hereafter "Sonic Jet") regarding the conversion of Ashford's holding in TSG, International into shares of Sonic Jet preferred stock. Ashford currently holds all of the outstanding shares of Series A preferred issued which convert into 10% of TSG, International at the election of the holder. In consideration for the exchange of all shares held by Ashford, Sonic Jet will exchange 50 shares of Series C preferred on or before October 15, 2003.

This agreement was provided in consideration for your agreement to sell a portion of your Series B shares and to assign the rights associated to the shares in Yankee Maritime in the investment currently contemplated. In order to affect the exchange, must notify Sonic Jet 3 days prior to the exchange.

This agreement is transferable in the event the shares are sold or exchanged. Please acknowledge your agreement by signing below.

Sincerely,


/s/  Rao Mankal
Rao Mankal, President
Sonic Jet Performance, Inc.

cc:  files


Agreed and Accepted:


/s/  Frank Kavanaugh                                    April 17, 2003
Frank Kavanaugh, Ashford Capital, LLC              Date